SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 13, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nokia stock exchange release dated March 13, 2017: Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE

March 13, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
March 13, 2017 at 14:45 (CET +1)

Nokia Corporation - Managers’ transactions

This is an amendment of the transaction notification published on February 10, 2017 under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Pullola, Kristian

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Amendment

Reference number: 549300A0JPRWG1KI7U06_20170206090202_11

Amendment comment:

This notification amends the initial notification by amending the number of shares which were received as a settlement of share-based incentive.

Transaction date: 2017-02-08

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 42 227 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 42 227 Volume weighted average price: 0.00000 EUR

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About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal